Exhibit 99.1

Autohome Inc. Issues 2023 ESG Report

BEIJING, March 27, 2024 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today issued its 2023 Environmental, Social and Governance (“ESG”) report.

The report outlines Autohome’s comprehensive long-term ESG strategy, progress it has made in key areas including corporate governance, product responsibility, responsible management practices, talent development, sustainable operations, and impactful social welfare initiatives.

Mr. Quan Long, Chairman of Autohome, commented, “We remain committed to building and supporting a nationwide ecosystem that empowers environmentally conscious car buying. Through continuous innovation across the entire value chain, we are leading the automobile industry towards a sustainable, healthy, and resilient future.”

To view the report in full, please visit the website of investor relations of the Company or access the report at: https://ir.autohome.com.cn/static-files/77b703d1-56ed-4a5a-b316-ded50930955c

About Autohome Inc.

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to engage, educate and inform consumers about everything auto. Autohome provides occupationally generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Sterling Song

Investor Relations Director

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

Christensen China Limited

Suri Cheng

Tel: +86-185-0060-8364

E-mail: suri.cheng@christensencomms.com